08025581

SEC Mail
Mail Processing
Section

FEB 28 2008

Washington, DC
106

UNITED STATES
.TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornes & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 E. State St.
(No. and Street)

Redlands California 92373
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Thornes (909) 335-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John T. Thornes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornes & Associates, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Bernardino
Subscribed and sworn (or affirmed) to before me this 18 day of Jan, 2008

Carol L. Carl
Notary Public

John Thornes
Signature

PRESIDENT
Title

CAROL L. CARL
Commission # 1654435
Notary Public - California
San Bernardino County
My Comm. Expires Apr 24, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thornes & Associates, Inc., Investment Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Thornes & Associates, Inc., Investment Securities:

We have audited the accompanying statement of financial condition of Thornes & Associates, Inc., Investment Securities (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornes & Associates, Inc., Investment Securities as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Thornes & Associates, Inc., Investment Securities
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 47,610
Deposit with clearing firm	27,940
Commissions receivable	42,442
Advances to officer	36,000
Investments, available for sale	226,874
Equipment and leasehold improvements, net	45,987
Prepaid rent	3,090
Total assets	$ 429,943

Liabilities and Stockholders' equity

Liabilities

Accounts payable and accrued expenses	$ 26,948
Line of credit payable	12,088
Notes payable	5,076
Income taxes payable	7,711
Total liabilities	51,823

Stockholders' equity

Common stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	245,000
Additional paid in capital	94,037
Accumulated deficit	(52,742)
Unrealized gains (losses) on investments, available for sale	91,825
Total stockholders' equity	378,120
Total liabilities and stockholders' equity	$ 429,943

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commissions income	$ 703,475
Management and fee based income	58,895
Interest and dividend income	3,382
Net dealer inventory and investment gains (losses)	17,253
Other income	53,091
Total revenues	836,096
Expenses	
Employee compensation and benefits	393,954
Professional fees	75,995
Communications	19,759
Interest expense	701
Occupancy and equipment rental	49,429
Other operating expenses	258,772
Total expenses	798,610
Net income (loss) before income tax provision	37,486
Income tax provision	27,111
Net income (loss)	$ 10,375

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gains on Investments Available For Sale	Total	Comprehensive Income
Balance at December 31, 2006	$ 245,000	$ 94,037	$ (63,117)	$ 76,046	$ 351,966	
Unrealized gains (losses) on investments, available for sale	–	–	–	15,779	15,779	$ 15,779
Net income (loss)	–	–	10,375	–	10,375	10,375
Balance at December 31, 2007	$ 245,000	$ 94,037	$ (52,742)	$ 91,825	$ 378,120	$ 26,154

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 10,375
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	$ 9,202	
(Increase) decrease in:		
Deposit with clearing firm	(1,193)	
Commissions receivable	(3,120)	
Prepaid income taxes	23,484	
Prepaid rent	(90)	
Advances to officer	(36,000)	
(Decrease) increase in:		
Accounts payable and accrued expenses	23,879	
Income taxes payable	7,711	
Total adjustments		23,873
Net cash and cash equivalents provided by (used in) operating activities		34,248
Cash flows from investing activities:		–
Cash flows from financing activities:		
Increase in note payable	5,076	
Payment on line of credit	(7,994)	
Net cash and cash equivalents provided by (used in) financing activities		(2,918)
Net increase (decrease) in cash and cash equivalents		31,330
Cash and cash equivalents at beginning of year		16,280
Cash and cash equivalents at end of year		$ 47,610

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ 701
Income taxes	$ 19,400

Supplemental disclosure of non–cash activities:

During the year ended December 31, 2007, the company recognized $15,779 in unrealized gains on its investments, available for sale. These gains were recorded in unrealized gains on investments, available for sale, in other comprehensive income.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Thornes & Associates, Inc., Investment Securities (the "Company"), was incorporated in the State of California on May 3, 1996. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company operates as a retail broker/dealer in corporate securities over–the–counter, corporate debt securities, mutual funds, municipal securities and U.S. government securities. The Company also engages in investment advisory services and the sale of insurance and annuities.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents. The Company includes investments in money market funds as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on investments, available for sale.

Advertising costs are expensed as incurred. The Company charged $8,760 to advertising for the year ended December 31, 2007.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight–line method.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: DEPOSIT WITH CLEARING FIRM

The Company has deposited $27,940 with its clearing firm to serve as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: ADVANCES TO OFFICER

The Company is owed $36,000 at December 31, 2007, which is uncollateralized, non-interest bearing, and due on demand from its principal shareholder.

Note 4: INVESTMENTS, AVAILABLE FOR SALE

The investments, available for sale, represent several investments not in the ordinary course of business for the Company. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

Investments, available for sale consisted of the following at December 31, 2007:

Corporate securities, at fair market value	$ 224,721
Preferred stock, at cost	150
Municipal securities, due March 1, 2011	2,003
Total investments, available for sale	$ 226,874

The Company included $15,779 in unrealized gains on these investments in comprehensive income at December 31, 2007.

Note 4: INVESTMENTS, AVAILABLE FOR SALE (Continued)

During the year 2006, the Company changed the way it accounts for its investments, from trading securities to available for sale securities. The Company believes the available for sale method more adequately describes its trading activity, and gives a more realistic picture of the Company's financial progress. The effect on net income for 2007, is a reduction in revenues of $15,779. There was no cumulative effect of adopting this change to total equity.

Included in securities available for sale are shares of a restricted stock valued at $20,000, and shares of preferred stock valued at $150. These securities have been treated as disallowed assets for purposes of calculating net capital.

Note 5: EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

The equipment and leasehold improvements are recorded at cost and summarized by major classifications as follows:

Equipment	$ 62,516
Leasehold improvements	39,221
	101,737
Less accumulated depreciation	(55,750)
Equipment and leasehold improvements, net	$ 45,987

Depreciation and amortization expense for the year ended December 31, 2007, was $9,202.

Note 6: LINE OF CREDIT

The Company maintains a line of credit with American Express for $25,000, with a stated interest of 23.5%. The outstanding balance on the credit line at December 31, 2007, was $12,088.

Note 7: NOTE PAYABLE

The Company was assessed a penalty of $12,500 by FINRA in March 2007, for a regulatory violation incurred in 2004/2005. After making an initial payment of $3,125, the Company elected to pay the remainder in monthly installments over a twenty one month period beginning April 2007, with the balance to be paid in full by December 2008. The note bears an interest rate of 11.25% on the average balance. As of December 31, 2007, the balance of the note due was $5,076.

Note 8: PROFIT SHARING PLAN

The Company established a 401(k) Profit Sharing Plan for employees in March 2006. The plan offers discretionary matching contributions by the Company for all eligible employees. The Company has elected to make a $10,254 contribution in 2008 for the year 2007. This expense has been accrued as of December 31, 2007.

Note 9: INCOME TAXES

The provision for income taxes at December 31, 2007, consisted of the following:

Federal income tax provision	$ 17,797
State income tax provision	9,314
Current income tax provision	27,111
Deferred income taxes (benefit)	–
Total income tax expense	$ 27,111

The Company paid income taxes of $19,400 during the year. Of this, $6,100 were payments for the 2006 tax year and $13,300 represented prepayments on the 2007 tax year. The tax liability at December 31, 2007 is $7,111.

Note 10: RELATED PARTY TRANSACTIONS

The Company has an outstanding receivable from its minority shareholder for $17,139. This receivable is non–interest bearing and due on demand. The Company has accrued a 100% allowance for doubtful accounts against this receivable as it believes it is more likely than not that this receivable will not be collected.

Note 11: COMMITMENTS AND CONTINGENCIES

In September 2006, the Company entered into a three (3) year lease for office space.

The future minimum lease expenses are:

	December 31,
2008	$ 37,450
2009	38,575
2010 and thereafter	26,225
Total	$ 102,250

This lease has an extension clause which increases the monthly rent by 3% on each anniversary of the commencement date. The lease can only be extended to August 31, 2010.

Rent and lease expenses were $37,623, for the year ended December 31, 2007.

Note 12: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $228,275 which was $223,275 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($51,823) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a difference of $28,286 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 256,561
Adjustments:		
Stockholders' equity	$ (27,828)	
Non-allowable assets	(3,313)	
Undue concentration	2,855	
Total adjustments		(28,286)
Net capital per audited statements		$ 228,275

Thornes & Associates, Inc., Investment Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital		
Stockholders' equity		
Common stock	$ 245,000	
Additional paid in capital	94,037	
Accumulated deficit	(52,742)	
Unrealized gains on investments, available for sale	91,825	
Total stockholders' equity		$ 378,120
Less: Non-allowable assets		
Equipment and leasehold improvements, net	(45,987)	
Investments, not readily marketable	(20,150)	
Prepaid rent	(3,090)	
Advances to officer	(36,000)	
Total non-allowable assets		(105,227)
Net capital before haircuts and undue concentration		272,893
Less: Haircuts and undue concentration		
Haircuts on corporate securities	(30,708)	
Haircuts on municipal bonds	(60)	
Haircuts on money markets	(866)	
Undue concentration	(12,984)	
Total haircuts and undue concentration		(44,618)
Net capital		228,275
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,451	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 223,275
Ratio of aggregate indebtedness to net capital	0.23:1	

There was a $28,286 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007. See Note 14.

See independent auditor's report

Thornes & Associates, Inc., Investment Securities
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirement is not applicable to Thornes & Associates, Inc., Investment Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Thornes & Associates, Inc., Investment Securities
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to Thornes & Associates, Inc., Investment Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Thornes & Associates, Inc., Investment Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Thornes & Associates, Inc., Investment Securities:

In planning and performing our audit of the financial statements of Thornes & Associates, Inc., Investment Securities (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2008

END